Confidential Treatment Requested by Peraso Inc. pursuant to 17 C.F.R. 200.83 (“Rule 83”)

PERASO INC.

Certain portions of this letter for which confidential treatment has been requested pursuant to Rule 83 have been omitted from the version filed via EDGAR. Information that has been omitted in the EDGAR-filed version has been noted in this letter with a placeholder identified by the mark “[***]” and has been delivered to the Securities and Exchange Commission.

VIA EDGAR SUBMISSION

November 15, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:  Jenifer Gallagher and Karl Hiller

Re: Peraso Inc.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Filed March 31, 2022

       File No. 000-32929

Ladies and Gentlemen:

Peraso Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), on November 4, 2022, regarding the Annual Report on Form 10-K for the year ended December, 31, 2021, filed with the Commission on March 31, 2022, and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022, filed with the Commission on May 13, 2022 and August 15, 2022, respectively. In response to the Staff’s comment letter, the Company is submitting via EDGAR this response letter. For your convenience, we have repeated below your comments, and have followed it with our response.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.

We note your response to prior comment one and the type of disclosure that you have proposed, including a comparison of total revenues for the most recent quarter and cumulative interim period to the corresponding periods of the preceding fiscal year, along with percentages of product revenues to total revenues.

You state that revenues increased "primarily due to the timing of the reverse acquisition," though do not explain how the acquisition contributed to revenues, either in terms of product lines acquired or facilitating your development of the mmWave module products. You also state that the comparative periods of the preceding fiscal year "exclude all sales attributable to our memory IC products, resulting in a 100% increase in sales volumes," implying there had been sales of these products, perhaps by the business acquired in the reverse merger, though without providing this clarification or explaining how the apparent trend would be tempered when considering historical sales, also without addressing the reasonably possible effects of your decision to not develop new memory products.

We do not see quantification of volumes of products sold or of changes in the volumes of products sold among the product categories, as may be necessary to provide context for understanding the offsetting effects and trends exhibited in your financial results.

Please further explain how you have considered your current discussion and analysis as providing sufficient insight on material trends and uncertainties, the reasons underlying intermediate effects, and for a reader to see the business through the eyes of management, particularly given the absent of such volumetric measures and reflecting changes in the mix of products sold. Please include along with your reply a schedule identifying for each product category described on pages 6, 7 and 8 (e.g. mmWave ICs based on the IEEE 802.11ad standard, mmWave ICs based on the 3GPP Release 15-17 standard, mmWave modules, memory Accelerator Engine IC products - Bandwidth Engine and Programmable HyperSpeed Engine, and QPR SRAM memory devices), the volumes sold for each quarter covered by your annual and subsequent interim financial statements, along with the dollar values ascribed during these periods, reconciled to total revenues reported for the quarterly, cumulative and annual periods.

Provide us with an explanation for changes in volumes sold each period including your assessment of the changes for disclosure, addressing the materiality of the change in both volumes and prices, and considering the significance of the product line.

Response: We respectfully acknowledge the Staff’s comment, and we can expand our disclosures to provide further input on trends and uncertainties. The tables below set forth our volumes and revenue by product for the current and prior year interim and year-to-date periods and reconcile to total product revenues reported in the financial statements.

($$ in thousands)
Product Revenue	1Q21	2Q21	3Q21	4Q21	YTD 2021	1Q22	2Q22	YTD 2022

Bandwidth Engine ICs	$ -	$ -	$ -	$ 148	$ 148	$ 1,725	$ 1,749	$ 3,474
Programmable HyperSpeed Engine ICs/QPR SRAM ICs/Other	-	-	-	1	1	183	123	306
mmWave Modules	-	-	290	807	1,097	808	1,552	2,360
mmWave ICs - 802.11AD	1,042	576	1,033	915	3,566	488	678	1,166
mmWave ICs - 3GPP	-	-	-	-	-	-	-	-
mmWave - Other	9	-	66	19	94	0	18	18

Total Product Revenue	$ 1,051	$ 576	$ 1,389	$ 1,890	$ 4,906	$ 3,204	$ 4,120	$ 7,324

As noted in our disclosure, the 100% increase in shipment volumes and revenue from our memory products is because no sales of our memory products were included in our historical financial statements due to the business combination. From a trend perspective, we note that sales of memory ICs are expected to increase over the prior-year levels because of the inclusion of these sales in 2022, when there were none in 2021. Separately, but not previously disclosed, we do expect increases in 2023 volumes and revenues based on our current backlog, customer forecasts and modest contribution (~5%) from price increases that we have begun implementing in October 2022. As noted in our disclosures, the Company ceased development of new memory IC products in 2017, and it has been selling its available products. Historically, it has been difficult for the Company to identify trends with its memory customers, as these customers purchase based on purchase orders rather than long-term supply agreements. In some cases, the customers provide non-binding forecasts, and purchase orders on the Company’s backlog may be delayed or cancelled. Given that, it has been difficult to project an outlook and trend for out memory products. However, we are in a position to comment on trends for the next 12 months, and we will include increased disclosure, as contemplated below.

With regard to our mmWave products, we have disclosed that the Company’s primary sales focus is its mmWave modules, which we began selling during the three months ended September 30, 2021. We have explained the commencement of mmWave module sales during 2021 was the primary driver of the increase in units shipped and revenue in 2022 compared with 2021.  We have initiated price increases on certain of our mmWave modules products in the second quarter of 2022, and we expect the impacts of these price increases will marginally contribute to product revenue growth in the fourth quarter of 2022 and on a go forward basis into 2023. However, we expect the primarily driver of mmWave module sales in the future to be increased unit shipments, and we have disclosed this expectation. We will clarify our disclosure, as contemplated below.

In addition, we have disclosed that the Company’s sales of stand-alone mmWave IC products have declined during 2022. The decline in mmWave IC sales has been driven by i) reduced distributor purchases on behalf of our largest IC customer and ii) the shift in our sales focus to mmWave modules, which comprise our mmWave ICs in a chipset combined with an antenna. When considering shipments of modules, which include our mmWave ICs, sales of our mmWave ICs within the mmWave module have increased significantly over the prior year. We sell the majority of our stand-alone mmWave ICs to two distributors that purchase on behalf of a large customer. We do not have visibility to demand from this large end-customer, as the customer does not provide forecasts to us. Sales on behalf of this customer decreased during 2022, which we believe is attributable to timing of the customer’s product cycles. Recently, we have seen increased purchasing volume in the form of new purchase orders from the customer’s distributors, but it is difficult for us to identify and disclose an intermediate trend for revenue from sales of our ICs on a stand-alone basis.

We believe that providing both revenue and volume information by category would place us at a competitive disadvantage. As a very small company, we have a limited number of products and customers, and, by disclosing both revenue and volume information, our competitors and prospective customers would be able to calculate our current product pricing. For example, we sell over 98% of our module products to a single customer, and our competitors and prospective customers will be able to calculate the price we charge that module customer. Similarly, we sell over 90% of our mmWave ICs to two distributors that purchase on behalf of an end customer. As a result, we request that the Staff consider our request to only disclose revenue by product category without the corresponding volumetric data.

The following is the Company’s proposed type of disclosure related to product revenue using the three and six months ended June 30, 2022 and 2021 as an example (based on the proposed disclosure we provided to the staff in our response letter dated October 14, 2022) to provide further trend disclosure. This represents the level of detail we plan to include in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

The following table details revenue by product category for the three and six months ended June 30, 2022 ($ in 000s):

Product revenue increased for the three months ended June 30, 2022 compared with the same period of 2021 primarily due to the increase in the memory IC sales volumes due to the acquisition of this product line in December 2021 and the increase of the mmWave module sales volumes due to the roll-out of this product line in August of 2021. As discussed elsewhere in this Report, for reverse-acquisition accounting purposes, Peraso Tech, was treated as the accounting acquirer, and MoSys was treated as the accounting acquiree. Accordingly, the results of operations discussed herein are a continuation of Peraso Tech’s historical financial results and exclude the results of operations of MoSys prior to December 17, 2021. The increase in memory IC sales volumes due to the acquisition of this product line, resulted in a $1.9 million increase to revenue for the three months ended June 30, 2022, as compared to the prior year due to a 100% increase in sales volumes in 2022. Additionally, we began selling our mmWave module products during the second half of 2021, representing a 100% increase in sales volumes for the first six half of 2022, which contributed $1.5 million in revenue for the three months ended June 30, 2022. We did not have any sales of the mmWave module products during the first half of 2021. We have initiated price increases on certain of our module products in 2022. However, through June 30, 2022, we had not realized any material increase in revenue as a result of those price increases.

Product revenue increased for the six months ended June 30, 2022 compared with the same period of 2021 primarily due increase in the memory IC sales volumes due to the acquisition of this product line in December 2021 and the increase of mmWave module sales volumes due to the roll-out of this new product line in August of 2021. The increase in memory IC sales volumes due to the acquisition of this product line in December 2021 resulted in a $3.8 million increase in revenues for the six months ended June 30, 2022 as compared to prior year due to a 100% increase in sales volumes in 2022. Additionally, we began selling our mmWave module products during the second half of 2021 and realized a 100% increase in sales volumes in 2022, which contributed $2.3 million of increased revenue for the six months ended June 30, 2022 These revenue increases were partially offset by a decrease of $0.5 million in sales of our mmWave IC products due to a 33% reduction in volumes shipped during the six months ended June 30, 2022, compared with the same period in 2021. Although, stand-alone mmWave IC volumes decreased, shipments of our mmWave modules that include the mmWave ICs have increased, as each module we ship includes our mmWave ICs.  We began shipping modules, which include our mmWave IC in a chipset with an antenna, as it provides an integrated solution that we believe can shorten our revenue cycle by enabling our customers to accelerate time to production. In addition, we generate higher revenue from the sale of modules compared to sales of stand-alone ICs. Going forward, we expect sales of our mmWave ICs on a stand-alone basis to decline as a percentage of total product revenue, as we expect sales of our modules to be our primary source of revenue growth.

We expect revenues to increase for the remainder of 2022 and in 2023, as we expect increased sales of our mmWave products, including the benefits of price increases implemented in 2022, and will experience a full-year contribution of revenues from our memory products. We expect sales of our memory products to increase from a volume and revenue perspective over the next 12 months. However, our memory products have been in production since 2014, and, given that we have not developed new products, the long-term outlook for these products is uncertain. We have implemented modest price increases on our memory products that we expect to begin taking effect in the first half of 2023, and we expect these price increases to contribute to revenue growth in 2023. We expect sales of our mmWave modules to increase from a volume and revenue perspective over the next 12 months, as our primary sales focus is on obtaining new module customers. Our lead module customer has provided purchase orders and forecasts, which support our expected increases in volume and revenue from module shipments. In addition, we expect meaningful contribution in 2023 from price increases that we implemented in 2022 on our module products.

Financial Statements

Note 2 - Business Combination Securities Conversion, page 75

2.

We understand from your response to prior comment 3 that you intend to cease reporting the Series A Special Voting Preferred Stock in your financial statements because you no longer regard the instrument as equity, notwithstanding its legal designation as equity and instrumentality in supporting your classification of the Canco subsidiary exchangeable shares as permanent equity in your financial statements.

We also note that you did not consider such instrumentality in your assessment although did consider such instrumentality when evaluating the equity characteristics of the exchangeable shares. We do not see that you have expressed rationale or identified support for having an inconsistent approach in making these assessments or classification that would be contrary to your perspective on the exchangeable shares.

We continue to believe that your Series A Special Voting Preferred Stock should be reported in your financial statements and classified consistent with its legal designation.

Response: We respectfully acknowledge the Staff’s comment and will disclose the Series A Special Voting Preferred Stock on the face of our balance sheets and in the statements of stockholders’ equity to ensure consistency with its legal designation. Please see the response to comment number 3 below for the form of disclosure that we will include beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

3.

We note that in response to prior comments 3 and 4, in which we were seeking clarification of support for your presentation of subsidiary exchangeable shares as common shares of Peraso, Inc. and your description of the Canco subsidiary as a shell company, you appear to focus on factors considered in identifying Peraso Technologies, Inc. as the accounting acquirer in your December 17, 2021 merger. We also note that the organization chart submitted with your response appears to confirm that Canco holds 100% of the interests in Peraso Technologies Inc. and would therefore not be properly considered a shell entity having no material assets or operations.

We do not believe that support for your accounting acquirer determination may be properly viewed as creating scope exceptions from guidance that is otherwise applicable to minority interests and participating securities as defined in FASB ASC 810-10-20 and FASB ASC 260-10-20. However, in your response you state that "The terms of the Exchangeable Shares do not provide the holders thereof with any right to, or interest in, the assets or operations of Canco other than amounts that are attributable to shares of the Company’s Common Stock. The economic merits of the Exchangeable Shares lie solely in the underlying common stock of the Company and to derive any value from the Exchangeable Shares, a holder must look to the Company." We understand that your references to "the Company" in the excerpt above are to Peraso Inc.

If you have properly concluded that the exchangeable shares do not represent minority interests in Canco, and if your assessment of the contractual provisions that apply when coupled with the Series A Special Voting Preferred Stock are comprehensive and accurate, we will not object to reporting the Canco exchangeable shares along with the Series A Special Voting Preferred Stock as equity in your financial statements.

However, we believe that you will need to distinguish between your common shares and the Canco subsidiary exchangeable shares by separately reporting the shares and dollar amounts associated with the exchangeable shares in your Balance Sheets and Statements of Stockholders' Equity, and within the disclosures required for showing the composition of numerators and denominators underlying computations of earnings per share to comply with FASB ASC 505-10-50-2 and 3, and FASB ASC 260-10-50-1.

Response: We respectfully acknowledge the Staff’s comment and will disclose the exchangeable shares on the face of our balance sheets and in the statements of stockholders’ equity. In addition, we have revised our net loss per share disclosure to reference the exchangeable shares.

The following is the Company’s proposed type of disclosure related to the Exchangeable Shares as of June 30, 2022 and using the three and six months ended June 30, 2022 and 2021 as an example (based on the disclosures within our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022). This represents the level of detail we plan to include in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022:

Balance Sheets

	June 30,	December 31,
	2022	2021
	(unaudited)
Stockholders’ equity
Preferred stock, $0.01 par value; 20,000 shares authorized	$ —	$ —
Series A special voting preferred stock, $0.01 par value; one share authorized; and one share issued and outstanding at June 30, 2022 and December 31, 2021, respectively	—	—
Common stock, $0.001 par value; 120,000 shares authorized; 12,637 shares and 12,284 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	13	12
Exchangeable shares, no par value; unlimited shares authorized; 9,195 shares and 9,295 shares outstanding at June 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	162,105	159,256
Accumulated other comprehensive loss	(41)	—
Accumulated deficit	(130,996)	(117,199)
Total stockholders’ equity	$ 31,081	$ 42,069

Statements of Stockholders’ Equity

Net Loss Per-Share

Basic net loss per share is computed by dividing net loss for the period by the weighted-average number of shares of exchangeable stock and common stock outstanding during the period. Diluted net loss per share gives effect to all potentially dilutive exchangeable and common shares outstanding during the period. Potentially dilutive common shares consist of incremental shares of exchangeable and common stock issuable upon the achievement of escrow terms, exercise of stock options, vesting of stock awards and exercise of warrants.

The following table sets forth securities outstanding that were excluded from the computation of diluted net loss per share as their inclusion would be anti-dilutive (in thousands):

	June 30,
	2022	2021
Escrow shares - exchangeable shares	1,313	—
Escrow shares - common stock	502	—
Options to purchase common stock	1,537	1,048
Unvested restricted common stock units	1,303	—
Convertible debt	—	5,500
Common stock warrants	134	508
Total	4,789	7,056

4.

Given the legal distinctions between the Peraso, Inc. common shares and the Canco exchangeable shares and the separate reporting requirements to be applied as outlined in the other comments in this letter, please further address the requirements in FASB ASC 260 that were referenced in prior comment three.

If you have properly concluded that the instruments are economically equivalent in all respects, and considering the views expressed in your response, we understand that you would regard the class of Canco exchangeable shares also as common stock, as defined in this standard. However, please clarify if this is not consistent with the views expressed in your response or if you would reach a different conclusion.

As part of your response, please address the utility of the provision in Section 8: Purchase for Cancellation, on page A-38 of Appendix I to the Plan of Arrangement - Provisions Attaching to the Exchangeable Shares, in Exhibit 2.1(1), stating "Subject to applicable law, Canco may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with the holder thereof."

Please describe the circumstances under which this provision would be utilized, explain how the purchase price would be determined, and clarify whether you have a similar mechanism in place for holders of your common shares or indicate how cancellation and purchase of outstanding common shares would compare.

Response: We respectfully acknowledge the Staff’s comment and confirm that this language was included with the intention to make it clear to holders of the exchangeable shares that the Exchangeable Shares can be purchased by Canco for cancellation on a private agreement basis from any one or more holders as opposed to Canco having to make a bid for and repurchase the entire class of Exchangeable Shares, so long as this is permitted by applicable laws. As such, the Exchangeable Shares will be treated in the same fashion as the Company’s common stock where the Company has the right to repurchase its common stock on a private agreement basis from any one or more holders without the need for an issuer bid for the entire class of its common stock, so long as that is permitted under applicable laws. Canco has no intention to repurchase any Exchangeable Shares. The “purchase price” in respect of any repurchase would be negotiated between Canco and the seller of the Exchangeable Shares (as would be the case for the Company and any seller of the Company’s common stock) in accordance with applicable laws. Although this language does not give Canco any additional rights to what is permitted under the law, it does serve the purpose of making it clear to holders of Exchangeable Shares that a repurchase by private agreement is possible.

5.

We note that you have proposed disclosure in response to prior comment five including descriptions of certain rights associated with the exchangeable shares, including rights of the holders, Canco, Callco, and the parent, that would result in the issuance of Peraso, Inc. common shares in exchange for the Canco exchangeable shares.

We also note that the provisions described generally involve the computation of a "purchase price" that is equal to the market price of the Peraso, Inc. common shares, plus any declared but yet unpaid dividends, although you propose to clarify by stating "There are no cash redemption features, all redemption and exchange scenarios are payable in a share of the Company’s common stock."

Please further clarify that any "purchase price" computed upon the exercise of rights pertaining to retraction, redemption, or liquidation, or otherwise giving rise to a "purchase" or cancellation, will in all cases consist of a 1:1 exchange involving Peraso, Inc. common stock, regardless of the market price of the common shares, if true.

Response: We respectfully acknowledge the Staff’s comment and confirm that any "purchase price" computed upon the exercise of rights pertaining to retraction, redemption, or liquidation, or otherwise giving rise to a "purchase" or cancellation, will in all cases consist of a 1:1 exchange involving the Company’s common stock, regardless of the market price of the common stock. The reference to the market price at the time of the exchange is required because, once the exchange takes place, the holder of the Exchangeable Shares has a taxable event and the tax calculation will be based on the value of the Company’s common stock received in exchange therefore.

In future filings, we will include the following clarifying disclosure (excerpt from Note 2 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022):

There are no cash redemption features as all redemption and exchange scenarios are payable in a share of the Company’s common stock. Neither Canco, Callco, or the Company assume any tax liabilities of a former Peraso Tech shareholder who acquired Exchangeable Shares under the plan of arrangement. The purchase price computed upon the exercise of rights pertaining to retraction, redemption, or liquidation, or otherwise giving rise to a purchase or cancellation of an Exchangeable Share, will, in all cases, consist of a 1:1 exchange involving the Company’s common stock, regardless of the market price of a share of the Company’s common stock.

*********

We thank you for your review of the foregoing. If you have further comments, please feel free to contact our counsel, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ James Sullivan
James Sullivan
Chief Financial Officer